United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oppose Reid Hoffman for Microsoft Corporation’s Board of Directors

Jeffrey Epstein associate cannot comport himself with dignity; wished he had made President Trump an ‘actual martyr’ before assassination attempt

PROXY MEMORANDUM

TO: Shareholders of Microsoft Corporation

RE: The case for voting AGAINST Reid Hoffman for the Board of Directors for the Company (Proposal 1, Line Item 01).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote AGAINST Mr. Hoffman following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Reid Hoffman as nominee (under Proposal 1, Line Item 01) for the Microsoft Corporation (“Microsoft” or “Company”) Board of Directors, as listed on the 2024 proxy ballot.

Introduction

This is the second consecutive year we have opposed Reid Hoffman’s candidacy for Microsoft’s board of directors. In advance of the Company’s 2023 annual meeting, we filed a 12-page Notice of Exempt Solicitation (“NES”) with the Securities and Exchange Commission, laying out in extensively footnoted detail a strong case for why he is temperamentally and ethically unfit for such a prestigious and important role.[1] Since that meeting, Mr. Hoffman has only further confirmed that his outrageous and intemperate behavior proves his unsuitability for a director’s role.

As we stated in previous reports2 -- in various capacities as a corporate leader, investor, fundraiser, political activist, philanthropist, and private citizen – Mr. Hoffman has conducted himself in a manner that calls into question his judgment and character, with an air of disrepute wafting into the nostrils of Microsoft Corporation’s customers and shareholders.

Following we itemize just a few of many significant areas of concern, based upon credible public reports – some confirmed by Mr. Hoffman himself – that reinforce the view that he should not serve on the Company’s Board. Rather than fully reiterate our case from our 2023 NES, we instead refer readers to that document,3 and below we summarize a few key points from that piece, adding some new information.

Dubious Associations and Questionable Judgment

Mr. Hoffman’s ties to sex offender Jeffrey Epstein are a significant liability to Microsoft’s reputation.

As “the most connected man in Silicon Valley,”4 Mr. Hoffman pursued and sustained relationships, and maintained professional partnerships to benefit mutual interests, with the late convicted pedophile Jeffrey Epstein, long after his disreputable character was established. Mr. Epstein’s predatory conduct and trafficking of minor females for sexual purposes has been widely reported. He was convicted in Florida in June 2008, sentenced to 18 months in prison,

1 Notice of Exempt Solicitation for 2023 Microsoft Corporation annual general meeting. See https://www.sec.gov/Archives/edgar/data/789019/000109690623002107/nlpc_px14a6g.htm.

2 https://nlpc.org/reid-hoffman/; https://nlpc.org/tag/reid-hoffman/

3 Notice of Exempt Solicitation for 2023 Microsoft Corporation annual general meeting. See https://www.sec.gov/Archives/edgar/data/789019/000109690623002107/nlpc_px14a6g.htm.

4 Reid Hoffman profile, MIT Initiative on the Digital Economy. See https://ide.mit.edu/people/reid-hoffman/.

and was required to register as a sex offender. Many of those details are outlined in our 2023 NES.

But one detail worth reiterating was evidence of Mr. Hoffman’s awareness of Mr. Epstein’s problematic history and character, during the time that both aggressively fundraised for the MIT Media Lab. At one point, Mr. Hoffman attempted to persuade former colleague and fellow tech entrepreneur Peter Thiel to meet with Mr. Epstein. In an email to Mr. Thiel, according to the Wall Street Journal, “Hoffman wrote that Epstein was a ‘mostly fun, very interesting guy, you may find him perverse, but very smart on biology, computation, macro econ.’”5

After the scandal surrounding Mr. Epstein fell upon MIT, following the publication of a 2019 New Yorker expose’, Mr. Hoffman’s close associate and friend Joi Ito resigned as director of the Media Lab. Mr. Hoffman, however, did not experience equivalent contrition to take similar action. Instead he defended Mr. Ito,[6] and remained on the Media Lab’s advisory board until December 2021.

Earlier this year, in an online discussion with conservative commentator Tucker Carlson, tech mega-entrepreneur Elon Musk posited that Mr. Hoffman spent exorbitantly on the campaign of 2024 Democratic presidential nominee Kamala Harris because “he’s terrified of a [Donald] Trump victory” and “I think he is concerned about the Epstein situation.”7 Speculation has been rampant online that Mr. Epstein’s “client list” would be publicized in the event of a Trump victory. Mr. Hoffman served as Mr. Musk’s director of business development at PayPal 24 years ago.

Mr. Hoffman’s extremely poor judgment leaves many unanswered questions. Recognizing Mr. Epstein as “perverse,” how did Mr. Hoffman justify ongoing collaboration with the convicted pedophile, who maintained his own luxury island to traffic underage girls to fulfill the sexual desires of himself and his associates? How could a highly educated, savvy and allegedly instinctive tech billionaire agree to visit such a place, with such a person, with such a detestable reputation, unless it was intentional, showing utter disregard for his own image and that of the businesses and organizations with which he is identified?

5 Benoit, David; Safdar, Khadeeja. “How Jeffrey Epstein Tried to Tap Into Trump’s Circle,” Wall Street Journal, Aug. 30, 2023. See https://www.wsj.com/politics/jeffrey-epstein-trump-associates-ab19d1f0

6 Rogers, Taylor N. “LinkedIn founder Reid Hoffman defended a former MIT official who accepted donations from Jeffrey Epstein.” Business Insider, Sep. 8, 2019. https://www.businessinsider.com/reid-hoffman-defended-mit-joi-ito-over-epstein-donations-2019-9

7 “Elon Musk Says Bill Gates, Reid Hoffman Are Terrified of Trump Win, Epstein Disclosures,” National Legal and Policy Center, Oct. 8, 2024. See https://nlpc.org/corporate-integrity-project/elon-musk-says-bill-gates-reid-hoffman-are-terrified-of-trump-win-epstein-disclosures/.

Deceptive, Abrasive, Off-Putting Campaign Activism Offends Across the Spectrum

Mr. Hoffman administers and fuels his political activism with a degree of vitriol that make him unsuitable to serve on Microsoft’s Board.

Mr. Hoffman is one of the largest sources of funding for electoral campaigns, via individual candidates, parties, political action committees, and secretive (“dark money”) political activist organizations. While he has the right to donate to whichever causes and candidates he wishes, his connections and funding of controversial – and arguably unethical – tactics are a liability to Microsoft’s reputation, and risk alienating a significant portion of the Company’s customers and shareholders. We detailed many of those efforts in our 2023 NES for Microsoft, and again refer readers to that document for that information.8

But as if there wasn’t already enough evidence in his political activity for his omission from the board, this 2024 election year has seen Mr. Hoffman add more examples of unhinged conduct.

In the summer Mr. Hoffman reportedly made disgusting comments about President [now-elect] Trump, which came roughly a day before an assassination attempt against the former president at his campaign rally in Butler, Pa. Mr. Hoffman’s comments appeared to condone political violence against the frontrunner in the 2024 presidential election.

The comments were reportedly made at Allen & Company’s Sun Valley Conference 2024. According to Puck News:9

Peter Thiel sarcastically thanked Reid Hoffman for funding lawsuits against Trump because they had turned him into “a martyr,” increasing his chances of re-election.

From the stage, Hoffman shot back with his own sarcastic quip: “Yeah, I wish I had made him an actual martyr.”

Rather than explicitly apologize, Hoffman offered a “clarification,” then later engaged in blame-shifting to his Sun Valley audience, rather than take explicit responsibility for his malicious remark:10

“I definitely regret having echoed the word martyr, which was pitched to me from the audience, and I echoed it. That was a mistake,” Hoffman told CNN. “It’s super

8 Notice of Exempt Solicitation for 2023 Microsoft Corporation annual general meeting. See https://www.sec.gov/Archives/edgar/data/789019/000109690623002107/nlpc_px14a6g.htm.

9 Byers, Dylan. “The Thiel-Hoffman Face-off in Sun Valley,” Puck News, July 12, 2024. See https://puck.news/peter-thiel-reid-hoffman-face-off-in-sun-valley/.

10 Egan, Matt. “LinkedIn billionaire is going all-in on Kamala Harris. But he wants her to make a big change,” CNN, July 26, 2024. See https://www.cnn.com/2024/07/26/business/reid-hoffman-kamala-harris-ftc-khan/index.html.

important that we all as leaders strongly speak against physical violence in democracies and politics and everything else. I deeply regret having echoed that word.”11

The assassination attempt resulted in the murder of Corey Comperatore, a firefighter attending the rally with his family, and led to injuries to President Trump and others.12 Mr. Hoffman’s refusal to explicitly apologize to President Trump and to Mr. Comperatore’s family, rather than “regret” his “echo” of the word we are supposed to believe was too great a temptation for him to resist, is disgusting.

Mr. Hoffman also has funded ACRONYM, a dark money group behind Courier Newsroom, which creates progressive websites emulating local news outlets. Run by a former Democrat political operative, Tara McGowan, Courier sought to “capture and persuade a small portion of strategically situated swing-state voters” (in political battlegrounds), as part of “the Left’s plan to slip vote-swaying news into Facebook feeds,” according to Bloomberg Businessweek:13

While the articles [McGowan] publishes are based on facts, nothing alerts readers that Courier publications aren’t actually traditional hometown newspapers but political instruments designed to get them to vote for Democrats. And although the articles are made to resemble ordinary news, their purpose isn’t primarily to build a readership for the website: It’s for the pieces to travel individually through social media, amplifying their influence with persuadable voters.

Mr. Hoffman has a penchant for funding groups and PACs that prefer deception about who or what they are in their advocacy. The Washington Free Beacon recounted in October:14

Reid Hoffman, one of the Democratic Party’s biggest donors, has given $518,000 since July to Women4Us Inc., which reported roughly $644,000 in campaign contributions since July 1. Another super PAC funded heavily by Hoffman, One For All Committee, has contributed $86,000 to Women4Us, according to campaign finance disclosures.

Hoffman’s deep financial involvement in Women4Us raises questions for an organization that calls itself a group of “GOP women, standing together to vote for Kamala Harris to protect our rights.”…

11 ‘More Reid Hoffman Accountability Avoidance: ‘Martyr’ Comment Just an ‘Echo’,” National Legal and Policy Center, July 26, 2024. See https://nlpc.org/corporate-integrity-project/more-reid-hoffman-accountability-avoidance-martyr-comment-just-an-echo/.

12 Sottile, Zoe; Maher, Kit; & Mascarenhas, Lauren. “Man killed at Trump rally identified as firefighter Corey Comperatore, who ‘died a hero’,” CNN, July 17, 2024. See https://www.cnn.com/2024/07/14/politics/corey-comperatore-trump-shooting-victim/index.html.

13 Green, Joshua. “The Left’s Plan to Slip Vote-Swaying News Into Facebook Feeds,” Bloomberg Businessweek, Nov. 25, 2019. See https://www.bloomberg.com/news/features/2019-11-25/acronym-s-newsrooms-are-a-liberal-digital-spin-on-local-news.

14 Ross, Chuck. “Reid Hoffman, Democratic Megadonor Linked to Jeffrey Epstein, Is Largest Donor to ‘Republican’ Women’s Group Opposing Trump,” Washington Free Beacon, October 23, 2024. See https://freebeacon.com/elections/reid-hoffman-democratic-megadonor-linked-to-jeffrey-epstein-is-largest-donor-to-republican-womens-group-opposing-trump/.

And though Hoffman has called Trump “an existential threat to democracy,” he has funded several initiatives that use deceptive tactics to dissuade Republicans from taking part in the democratic process. In 2018, Hoffman admitted to funding a technology firm that created fake social media personas in order to convince conservatives to sit out the 2017 Alabama Senate special election. Hoffman and fellow Democratic megadonor George Soros have invested millions of dollars in Courier Newsroom, a network of partisan liberal websites that are disguised to look like nonpartisan news organizations.

Women4Us is not Hoffman’s first time funding a group of allegedly disaffected Republican women. In 2018, he was the sole donor to the Republican Women for Progress PAC, which poured hundreds of thousands of dollars into congressional campaigns to elect Democratic female candidates…

Why does Mr. Hoffman have a consistent problem truthfully representing who he is and what he represents?

The last example we will cite on this aspect of Mr. Hoffman’s unhealthy political obsessions is his (at least) $750,000 support for the Progress Action Fund, which produced a video ad depicting a young man watching pornography on his cellphone while masturbating:[15] [16]

…called “Republicans Rubbing You the Wrong Way,” a young man is shown watching porn, before an actor playing a Republican congressman takes away his phone.

“What the hell man! How’d you get in here?” the man asks the lawmaker.

“I’m your Republican congressman. Now that we’re in charge, we’re banning porn nationwide,” the congressman says.

“You can’t tell me what to do! Get out of my bedroom, you creep!” the man replies, before the congressman says, “I won the last election, so it’s my decision. I’m just going to watch and make sure you don’t finish illegally.”

Mr. Hoffman’s reputation now is now Jeffrey Epstein, masturbation, lawfare, “Trump derangement,” murderous “martyrdom” attempts, and disgracefully for the Company, Microsoft/LinkedIn. His irrational behavioral and obsessions overshadow his tech prowess and

15 Vakil, Caroline. “Democratic groups launch ad painting GOP as extreme on porn censorship,” The Hill, Oct. 23, 2024. See https://thehill.com/homenews/campaign/4948619-democrats-new-ad-republicans-porn-ban/.

16 Rodriguez Poleo, Germania. “Democrat group sparks fury with outrageous pro-porn advert,” DailyMail.com, Oct. 25, 2024. See https://www.dailymail.co.uk/news/article-14001939/Democrat-pro-porn-ad-republican-ban.html.

AI passions. Shareholders should carefully consider Mr. Hoffman’s excesses as they vote their proxies.

Microsoft’s Standards

In its 2023 proxy statement,[17] Microsoft emphasizes “trust” in its section on “Governance and Our Board of Directors:”

Earning the trust of our customers, partners, shareholders, and other stakeholders is the foundation of our business success and is fundamental to realizing Microsoft’s mission to empower every person and every organization on the planet to achieve more. The Board of Directors is committed to building trust through strong corporate governance, effective oversight, and strategic engagement. Together, these ensure accountability and position Microsoft for sustained success in a turbulent world.

…Microsoft’s Board and management team understand that the work the Company does across a spectrum of environmental and social areas makes an important contribution to the Company’s long-term financial performance and growth…

Microsoft also gains trust from our longstanding commitments to conducting our business in ways that are principled, transparent, and accountable. The foundation of these commitments is expressed in Microsoft’s Standards of Business Conduct (“Trust Code”) at aka.ms/policiesandguidelines which apply to our employees, officers, Board of Directors, and our subsidiaries and controlled affiliates across the globe. The Trust Code requires not only legal compliance, but also broader commitments to address accessibility, diversity and inclusion, human rights, and privacy.

As a director for the Company, Mr. Hoffman’s sole Board committee assignment is the Environmental, Social and Public Policy Committee. That places this undisciplined elitist with questionable ethics in a place of oversight for Company policies where it can be argued that he is compromised, including on issues such as climate change, competition, privacy, digital safety, human rights, government relations, political activities and expenditures, and the Company’s public policy positions and agenda (see page 17 of the 2023 proxy statement).

As a contributor of millions of dollars in support for President Biden and 2024 Democratic nominee Kamala Harris, with help from many other wealthy donors, Mr. Hoffman has access to the White House like few others have. In recent years, for example, Microsoft has reaped the

17 Notice of Annual Shareholders Meeting and Proxy Statement, Microsoft Corporation, Oct. 19, 2023. See https://view.officeapps.live.com/op/view.aspx?src=https://c.s-microsoft.com/en-us/CMSFiles/2023%20Proxy%20Statement%20Accessibility.docx?version=512bc2ba-0871-3c05-310d-cb9f610ade05.

benefit of billions of dollars in federal government contracts for defense18 and climate19 initiatives. This inevitably should raise suspicions about paid, privileged access that result in significant rewards.

And considering the evidence already presented above, the (at best) undiscerning Mr. Hoffman should be allowed nowhere near a major multinational corporation’s decision-making on digital safety, human rights, and political activities and expenditures.

Microsoft cannot afford to be careless. While it has enjoyed successes in revenue generation and share price improvement, recent examples of other corporate stumbles show that optimism can be erased overnight. Shareholders and leaders need look no further than last year’s experiences of Anheuser-Busch InBev and its disastrous fallout with its Bud Light brand; Target Corporation’s offensive apparel displays for so-called transgenders; and the backlash against The Walt Disney Company over its LGBTQ-themed political activism and inappropriate programming targeting children, as examples that customers can turn on a company instantaneously. And earlier this year over-the-top left-wing “diversity” and “equity” policies harmed the bottom-lines of companies like Deere & Company and Harley Davidson.[20]

Conclusion

While we accept Mr. Hoffman’s right to make political donations, as Microsoft shareholders, we believe his excessive and intemperate partisan political activities damage the firm’s reputation and can lead to even greater negative consequences for the Company. In addition, Mr. Hoffman’s political activism, and affiliation with deceptive and unethical organizations, risk alienating a significant number of the firm’s customers, who could be offended by Mr. Hoffman’s activities. He often adopts a caustic and vindictive approach which is unbecoming of a signature representative of the Company, not to mention as the iconic co-founder of one of its top products. Respectfulness, temperament and tone matter for corporate directors.

Mr. Hoffman’s comportment stands in stark contrast to many of his tech colleagues and former associates, following the outcome of the 2024 general election. Several titans of the sector – past

18 “Pentagon splits $9 billion cloud contract among Google, Amazon, Oracle and Microsoft,” Reuters, Dec. 8, 2022. See https://www.reuters.com/technology/pentagon-awards-9-bln-cloud-contracts-each-google-amazon-oracle-microsoft-2022-12-07/.

19 Calma, Justine. “Microsoft is the first customer for the Biden administration’s carbon removal hubs,” TheVerge.com, Sept. 7, 2023. See https://www.theverge.com/2023/9/7/23863386/microsoft-heirloom-biden-administrations-carbon-removal-hub.

20 Revell, Eric. “Harley-Davidson cuts revenue forecast on inflation, DEI backlash,” FoxBusiness.com, Oct. 25, 2024. See https://www.foxbusiness.com/markets/harley-davidson-cuts-revenue-forecast-inflation-dei-backlash.

political foes of President Trump to one degree or another – expressed magnanimity in their congratulatory messages following his victory this year, including:21

Amazon Chairman Jeff Bezos: “Big congratulations to our 45th and now 47th President on an extraordinary political comeback and decisive victory. No nation has bigger opportunities. Wishing @realDonaldTrump all success in leading and uniting the America we all love.”

Apple CEO Tim Cook: “Congratulations President Trump on your victory! We look forward to engaging with you and your administration to help make sure the United States continues to lead with and be fueled by ingenuity, innovation, and creativity.”

Meta Chairman/CEO Mark Zuckerberg: “Congratulations to President Trump on a decisive victory. We have great opportunities ahead of us as a country. Looking forward to working with you and your administration.”

Even Microsoft’s Chairman/CEO Satya Nadella wrote: “Congratulations President Trump, we’re looking forward to engaging with you and your administration to drive innovation forward that creates new growth and opportunity for the United States and the world.”

However, Mr. Hoffman – unsurprisingly – could not bring himself to muster anything that sounds congratulatory or conciliatory to President Trump, writing:22

I—and many others—raised alarms about the anti-democratic actions Donald Trump took during his first Presidency, and has promised to take this next time. Some of his supporters assured me that this would not be the case: Trump wouldn’t seek to punish political opponents, wouldn’t corruptly play favorites in business or foreign policy, wouldn’t actually enact a crippling, 19th-century tariff regime. On this day, and for Trump’s term, I very much hope they are right. I love America, and hope that the next four years will be our strongest yet.

What matters today is the same as what mattered last week. How do we come together to build a better future for the broad society of Americans? And the same challenges are here: how do we increase prosperity and give fair access to as many people as we can? And how do we navigate our conflicts of vision for America while we work on these challenges? My focus will be addressing these challenges by building the next generation of companies that will help our society.

I want to thank all the amazing founders and staff of the campaigns and organizations that did so much good, hard work over the past few months and years. Regardless of outcome, they are among the greatest innovators—and patriots—in the country. I

21 Palmer, Annie. “Jeff Bezos, Sam Altman, Tim Cook and other tech leaders congratulate Trump on election win,” CNBC, Nov. 6, 2024. See https://www.cnbc.com/2024/11/06/trump-2024-election-win-tech-ceos-give-their-congratulations.html.

22 See https://x.com/reidhoffman/status/1854253729756917907.

appreciate your tremendous effort and character to put aside your own personal interests and work for society.

Now we get to the hard work of bridging divisions and ensuring that all Americans can enjoy safe, secure, and prosperous futures. Onward.

RH

Contrary to the above-mentioned tech leaders, Mr. Hoffman made no effort to affirm President Trump’s victory or to acknowledge his widespread support by the majority of American voters. There was no expression of enthusiasm for joining with his corporate and business colleagues to find opportunities to collaborate on behalf of the American people. He offered no personal gestures to demonstrate a willingness to work with the new administration – rather, the majority of his X post was filled with “I,” “my,” and a partisan-tinged “we.” A distinct “us-vs.-them” tone remained.

Such petulant posturing is to be expected from Mr. Hoffman. It will not serve him nor Microsoft well. For example, he presently serves on the deeply influential Defense Innovation Board,23 which advises the Department of Defense leadership “with independent advice and recommendations on innovative means to address future challenges through the prism of three focus areas: people and culture, technology and capabilities, and practices and operations.”24 Given his tone, Mr. Hoffman should fully expect his prestigious position to conclude shortly after the President-elect’s inauguration in January. This certainly does not help Microsoft in its continuing efforts to do business with the federal government, especially the Department of Defense.

Lastly, our opposition to Mr. Hoffman’s continuance on the Microsoft board is not about political partisanship. For example Penny Pritzker – a longtime Democrat, wealthy and generous donor, and former President Obama’s Secretary of Commerce – also serves on the Company’s board,25 yet we do not seek her ouster, because as far as we know, she conducts herself honorably and respectfully. NLPC also holds shares and files NESes with many other major U.S. corporations who have directors that donate generously and are politically active, yet we have opposed none for their political views. Suitability based upon qualifications, conduct and/or policy views are our criteria.

Mr. Hoffman made his billions of dollars years ago from the success of LinkedIn, and then the sale of it to Microsoft. He is not entitled to a board seat. He clearly finds it more important to articulate his virulent political views, and to achieve his goals through dishonorable means, than to preserve the reputation of Microsoft. With the election of a new president, that has not changed.

Therefore, we call upon our fellow shareholders to vote AGAINST Reid Hoffman (Proposal 1, Line Item 01) as director for Microsoft Corporation.

23 See https://innovation.defense.gov/Members.aspx.

24 See https://innovation.defense.gov/About1/.

25 “Penny Pritzker,” Microsoft Board of Directors. See https://news.microsoft.com/exec/penny-pritzker/.

Photo credits:

Page 2 – Reid Hoffman/Joi, Creative Commons

Page 3 – Jeffrey Epstein

Page 6 – Screen grab from “Republicans Rubbing You the Wrong Way” ad

Page 7 – Reid Hoffman/Joi, Creative Commons

Page 8 – Reid Hoffman/Joi, Creative Commons

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For questions regarding Microsoft Corporation – Proposal 1, Line Item 01 – National Legal and Policy Center’s opposition to Reid Hoffman’s re-election as Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.